Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Canplats Resources Corporation (the “Company”)
#1510 – 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2	Date of Material Change

January 20, 2009

Item 3	News Release

The news release dated January 20, 2009 was disseminated through Canada Stockwatch and Market News.

Item 4	Summary of Material Change

The Company announced that it has granted incentive stock options to an officer of the Company, to purchase 50,000 common shares of the Company.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See attached news release dated January 20, 2009.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

R.E. Gordon Davis, Chairman and CEO
604.683.8218

Item 9	Date of Report

Dated at Vancouver, BC, this 20th day of January, 2009.

1510. 999 West Hastings Street	Telephone 604 683 8218	Toll Free 1 866 338 0047
Vancouver BC Canada V6C 2W2	Facsimile 604 683 8350	www.canplats.com

NEWS RELEASE

January 20, 2009	TSX Venture Symbol: CPQ

CANPLATS GRANTS STOCK OPTIONS

Vancouver, BC – Canplats Resources Corporation (TSX Venture: CPQ, the “Company”) is pleased to announce that it has granted incentive stock options to an officer of the Company, to purchase 50,000 common shares of the Company. The options are exercisable for a period of five years at a price of $1.71 per share. The options were granted under and are subject to the terms and conditions of the Company’s December 10, 2008 Stock Option Plan.

For further information, contact:

Corporate Information:	Investor Inquiries:
Canplats Resources Corporation	Blaine Monaghan
R.E. Gordon Davis	Director, Investor Relations
Chairman and C.E.O.	Direct: (604) 629-8294
Direct: (604) 629-8292	Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

Canplats Resources Corporation	G2 Consultants Corporation
Bruce A. Youngman	NA Toll-Free: (866) 742-9990
President and C.O.O.	Tel: (604) 742-9990
Direct: (604)-629-8293	Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F.